SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

CALL NOTICE – ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of TIM Participações S.A. (“Company”) are called upon, as set forth in Section 124 of the Brazilian Law No. 6,404/1976, to attend the Company’s Annual and Extraordinary Shareholders’ Meeting to be held on April 7th, 2020, at 2.30pm, at Avenida João Cabral de Mello Neto, No. 850, South Tower, Ground Floor - Auditorium, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders’ Meeting:

(1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2019; (2) To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2019 and the distribution of dividends by the Company; (3) To ratify the appointments of the Company’s Board of Directors’ Members, previously appointed at the Board of Directors’ Meetings held on July, 30th, 2019 and February, 11th, 2020, under the terms of Section 150 of Law No. 6,404/1976 and Section 20, Paragraph 2 of the Company’s By-laws; (4) To resolve on the composition of the Fiscal Council of the Company; (5) To elect the effective and alternate members of the Fiscal Council of the Company; and (6) To resolve on the compensation proposal for the Company’s Administrators, members of the Committees and the members of the Fiscal Council of the Company, for the year of 2020.

On Extraordinary Shareholders’ Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 13th amendment, to be entered into between Telecom Italia S.p.A., on the one

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hand, and the Company and its controlled Company, TIM S.A., on the other hand; (2) To resolve on the proposal of capital stock increase by means of capitalization of statutory reserve; and (3)  To resolve on the amendment proposal of the Company’s By-laws and its consolidation.

General Instructions:

1.    All documents and information regarding the subjects to be analyzed and resolved on at the Shareholders’ Meeting are at the Shareholders’ disposal at the Company’s head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br and http://www.b3.com.br/pt_br/.

2.    The Shareholder may participate either in person or represented by a duly constituted proxy, as provided by Section 126 of Law No. 6,404/1976 and by the sole paragraph of Section 12 of the Company's By-laws, as well as by distance voting ballot, following the detailed guidelines below:

a. In person: The Shareholder who chooses to participate in person must send a copy of the identity document and of the respective shareholding statement, issued at least five (5) business days prior to the Shareholders' Meeting, within two (2) business days prior to the Shareholders' Meeting;

b. By proxy: The Shareholder to be represented at the Shareholders' Meeting must send to the Company's head office the respective supporting documentation of its representation, including the power of attorney and/or the articles of incorporation related to the appointment, as the case may be, and the identification document of the representative, within two (2) business days prior to the Shareholders' Meeting; and

c. By distance voting ballot: The Shareholder that, pursuant to CVM Instruction No. 481/2009, chooses to participate by distance voting ballot, must send the instructions for filing the form to its respective custodian agents or to the depositary institution of the Company’s shares, or must send the form directly to the Company and, in any case, the ballot must be received up to seven (7) days prior to the Shareholders’ Meeting, as informed in the management’s proposal.

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3.      The documents mentioned herein shall be forwarded as follows: TIM Participações S.A., attention to the Investor Relations Officer, Mr. Adrian Calaza, Avenida João Cabral de Mello Neto, 850, North Tower, 12nd floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), March 5th, 2020.

Nicandro Durante

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 5, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.